April 18, 2011

By Facsimile to 212-230-7669

Bill Belitsky, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022

Re: Van Kampen Unit Trusts, Series 1106 and 1116
        File Nos. 333-172834 and 333-173019

Dear Mr. Belitsky:

We have reviewed the above registration statements on Form S-6 filed on March 15, 2011, for Van Kampen Unit Trusts, Series 1106, and on March 23, 2011, for Van Kampen Unit Trusts Series 1116 (collectively, the "Trusts"), each consisting of one underlying unit investment trust portfolio – the Economic Expansion Portfolio, Series 4 (Series 1106) and the Inflation Hedge Portfolio, Series 1 (Series 1116).

As requested, and in accordance with Securities Act Release No. 6510, we have conducted a selective review based on the representations contained in the cover letters. We have no comments on these filings at this time. We note, however, that portions of each filing are incomplete, and we may have comments on the omitted information when added by pre-effective amendment, as well as any information provided to us supplementally.

We urge all persons who are responsible for the accuracy and adequacy of the information contained in filings reviewed by the staff to be certain that they have provided all the information investors need to make an informed investment decision. Since Van Kampen Funds, Inc, the depositor of each Trust (the "Depositor"), and the Trusts are in possession of all the facts relating to these registration statements, the Depositor and Trusts are responsible for the accuracy and adequacy of the information contained therein.

In the event the Depositor or the respective Trusts request acceleration of the effective date of these registration statements, they should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Depositor or the respective Trusts from their full responsibility for the adequacy and accuracy of the disclosure in the filing: and

- Neither the Depositor nor the Trusts may assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with the review of these filings.

If you have any questions regarding these matters, please feel free to call me directly at (202) 551-6968.

Sincerely,

H.R. Hallock, Jr.
Senior Counsel